Room 4561

	March 1, 2006

Dr. Pehong Chen
President and Chief Executive Officer
Broadvision, Inc.
585 Broadway
Redwood City, California 94063

Re:	Broadvision, Inc.
	Registration Statement on Form S-1 filed February 3, 2006
	File No. 333-131540

	Forms 10-Q for the quarters ended June 30, 2005 and September
30, 2005
	File No. 0-28252

Dear Dr. Chen:

      This is to advise you that we have limited our review of the above registration statement and periodic reports to the matters addressed in the comments below. No further review of the filings has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form S-1

1. Your attention is directed to Rules 3-01(a) and 3-02(a) of Regulation S-X and the need for updated financial statements and related disclosures. Please update your financial information.

2. Please advise us concerning the applicability of NASD
Marketplace
Rule 4350(i) to the planned issuance of the 34.5 million shares in exchange for the $15.5 million of subordinated convertible notes that
Honu Holdings LLC had acquired from Vector III on November 18,
2005.
How does the number of shares to be issued to Honu compare to the number of shares it would have been entitled to receive under the terms of the notes? Please clarify this in the disclosure on page
ii. We note that the 34.5 million shares appear to be 20% or more of the common stock outstanding before the issuance of those shares.

3. We note your disclosure that you issued, pursuant to the private placement on August 9, 2005, 6,302,318 shares of common stock and warrants to purchase an additional 2,079,767 shares of common stock.
It appears that you had 32,573,744 shares of common stock outstanding prior to this issuance. Please provide us an analysis of the applicability of NASD Marketplace Rule 4350(i) to this issuance of securities. Consider appropriate disclosure in each of your registration statements and your proxy statement originally filed September 8, 2005.

Facing Page

4. It appears that the subscription period will be a minimum of 30 days. Furthermore, as stated on page 18 and elsewhere, Broadvision may, in its sole discretion, extend the time for exercising the subscription rights. As such, the offering of subscription rights and underlying common stock appears you propose to conduct and offering within paragraph (a)(ix) of Rule 415. Accordingly, please check the appropriate box on the front cover page of the registration statement and expand Item 17 to provide the undertakings specified by paragraph (a) of Item 512 of Regulation S-K. Please note that Item
512(a) of Regulation S-K has recently been amended.

Prospectus Cover Page

5. The cover page currently emphases the maximum net proceeds from the rights offering. As there are no assurances that any proceeds will be obtained from exercise of the subscription rights, this presentation on the cover page does not appear to be appropriate. In the context of an offering that has no minimum, you should eliminate the reference to the maximum potential proceeds. Instead, tell potential investors that you will retain all subscriptions and that there is no minimum amount of proceeds that must be received for you to retain proceeds of exercises of subscription rights. Also, state that the actual proceeds, if any, will be dependent on the number of subscription rights exercised.

6. Please refer to the irrevocability of the exercise of a subscription right. Also, provide appropriate context to your reference to the NASDAQ listing by concisely describing the likelihood of NASDAQ and the most recent status thereof.

7. Please move the text at the bottom of the table of contents page to a portion of the prospectus that is not subject to Rule 421(d).

Questions & Answers About the Rights Offering

8. Please discuss how you selected the 167,667,290 share amount that is offered pursuant to the subscription rights.

What is the purpose of the rights offering?, page ii

9. Please expand your disclosure regarding Dr. Chen`s holdings of outstanding common stock upon the Note Conversion to include his current holdings as well as the percentage range of his holdings depending upon the possible outcomes of the subscription rights offering.

If I am a stockholder, how does the Note Conversion affect my ownership interest..., page ii

10. Please provide a table illustrating the information you convey in this question and answer regarding a stockholder`s interest in the company given various subscription rights exercise scenarios. Please also include a range of partial exercises of the subscription rights in your table.

How do I exercise my subscription rights if my shares are held..., page iii

11. Please advise us what other rights offering materials you plan to
distribute to your stockholders. In addition, it appears that the beneficial owner election form, the subscription rights certificate and the notice of guaranteed delivery should be filed as exhibits to
your registration statement pursuant to Items 601(b)(4) and/or
(10)
of Regulation S-K.

If the rights offering is not completed, will my subscription payment be refunded to me?, page iv

12. Please discuss the reasons or circumstances in which the rights offering would not be completed. Why is prominent discussion of the possibility of not completing the offering appropriate, in the context of an offering in which there appears to be no offering minimum and in which the issuer apparently plans to retain all proceeds?

Risk Factors, page 4

13. In your response letter, please explain why you believe it is appropriate to present as your first risk factor a paragraph that emphasizes the adverse consequences of failing to exercise all an investors` subscription rights. It appears that a more balanced presentation of the risks associated with the company and its proposed offering would be to emphasize the risks of exercising the subscription rights, rather than the risk of failing to provide additional capital. It appears that the dilution associated with the issuance of a substantial block of shares to an affiliate should be emphasized, not the consequences of electing not to subscribe.

The Rights Offering, page 16

14. On pages 18 and 20, you indicate that funds submitted to Computershare as over-subscriptions that are not filled will be returned by mail without interest "as soon as practicable." Please provide quantitative context for your use of the phrase "as soon as practicable."

Forms 10-Q for the quarters ended June 30, 2005 and September 30,
2005

Item 4. Controls and Procedures

15. You disclose changes in your internal control over financial reporting for the period from the beginning of your 2005 fiscal year to the last date of the period covered by your report. Item 308(c)
of Regulation S-K requires the disclosure of any change in your internal control over financial reporting during your last fiscal quarter. Please advise us of the changes in your internal control over financial reporting for the quarters ended June 30, 2005 and September 30, 2005. Please confirm that you will note this comment with respect to future reports.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and
Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Peter H. Werner
	Cooley Godward LLP
	101 California Street, Fifth Floor
	San Francisco, California 94111
	Telephone: (415) 693-2000
	Facsimile: (415) 693-2222